(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	245 Summer Street Boston MA 02210 617-563-7000

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	March 24, 2015

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Aberdeen Street Trust (the trust):

Fidelity Advisor Freedom 2005 Fund

Fidelity Advisor Freedom 2010 Fund

Fidelity Advisor Freedom 2015 Fund

Fidelity Advisor Freedom 2020 Fund

Fidelity Advisor Freedom 2025 Fund

Fidelity Advisor Freedom 2030 Fund

Fidelity Advisor Freedom 2035 Fund

Fidelity Advisor Freedom 2040 Fund

Fidelity Advisor Freedom 2045 Fund

Fidelity Advisor Freedom 2050 Fund

Fidelity Advisor Freedom 2055 Fund

Fidelity Advisor Freedom 2060 Fund

Fidelity Advisor Freedom Income Fund

Fidelity Freedom 2005 Fund

Fidelity Freedom 2010 Fund

Fidelity Freedom 2015 Fund

Fidelity Freedom 2020 Fund

Fidelity Freedom 2025 Fund

Fidelity Freedom 2030 Fund

Fidelity Freedom 2035 Fund

Fidelity Freedom 2040 Fund

Fidelity Freedom 2045 Fund

Fidelity Freedom 2050 Fund

Fidelity Freedom 2055 Fund

Fidelity Freedom 2060 Fund

Fidelity Freedom K Income Fund

Fidelity Freedom K 2005 Fund

Fidelity Freedom K 2010 Fund

Fidelity Freedom K 2015 Fund

Fidelity Freedom K 2020 Fund

Fidelity Freedom K 2025 Fund

Fidelity Freedom K 2030 Fund

Fidelity Freedom K 2035 Fund

Fidelity Freedom K 2040 Fund

Fidelity Freedom K 2045 Fund

Fidelity Freedom K 2050 Fund

Fidelity Freedom K 2055 Fund

Fidelity Freedom K 2060 Fund

Fidelity Freedom K Income Fund (the funds)

File Nos. 033-43529 and 811-06440
Post-Effective Amendment No. 68

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 68 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectuses and Statements of Additional Information for the above referenced funds. This year, each fund's solo Prospectuses and SAIs have been consolidated into combined Prospectuses and SAIs Therefore, differences have not been tagged to reflect changes since they were last filed.

Principal changes and additions include: modification of investment policies to permit limited active asset allocation.

This filing also serves to make other non-material changes.

Pursuant to Rule 485(a), the trust elects an effective date of May 30, 2015. We request your comments by April 23, 2015.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group